UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

THE WILLIAMS COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

969457100

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Eric W. Mandelblatt

Soroban Capital Partners LLC

444 Madison Avenue, 21st Floor

New York, New York 10022

(212) 314-1300

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP No. 969457100	Page 2 of 12 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 18,656,766*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,656,766*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,092,167*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.28*†%
14	Type of Reporting Person (See Instructions) PN; IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 24,213,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 60,305,766 share equivalents representing 8.82% of the outstanding shares.

CUSIP No. 969457100	Page 3 of 12 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 18,656,766*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,656,766*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,092,167*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.28*†%
14	Type of Reporting Person (See Instructions) IN; HC

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 24,213,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 60,305,766 share equivalents representing 8.82% of the outstanding shares.

CUSIP No. 969457100	Page 4 of 12 Pages

1	Names of Reporting Persons SOROBAN MASTER FUND LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,435,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,435,401*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,092,167*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.28*†%
14	Type of Reporting Person (See Instructions) PN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 24,213,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 60,305,766 share equivalents representing 8.82% of the outstanding shares.

CUSIP No. 969457100	Page 5 of 12 Pages

1	Names of Reporting Persons SOROBAN CAPITAL PARTNERS LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,435,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,435,401*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,092,167*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.28*†%
14	Type of Reporting Person (See Instructions) OO, IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 24,213,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 60,305,766 share equivalents representing 8.82% of the outstanding shares.

CUSIP No. 969457100	Page 6 of 12 Pages

1	Names of Reporting Persons ERIC W. MANDELBLATT
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,435,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,435,401*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,092,167*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.28*†%
14	Type of Reporting Person (See Instructions) HC, IN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by all Reporting Persons and excludes cash-settled swaps and options disclosed in Item 6 referencing an additional 24,213,599 shares, which, if aggregated with such beneficially owned shares, represent an aggregate economic interest in 60,305,766 share equivalents representing 8.82% of the outstanding shares.

CUSIP No. 969457100	Page 7 of 12 Pages

The Corvex Persons and Soroban Persons are filing this Schedule 13D to report as described in more detail below, among other things, (1) an aggregate economic interest in 60,305,766 Shares and Share equivalents of the Issuer representing 8.82% of the outstanding Shares and (2) the entry into an agreement between Corvex and SCP LLC relating to taking certain actions with respect to the Issuer.

Capitalized terms used in the preceding sentence have the meanings set forth below.

The Soroban Persons filed an initial statement on a Schedule 13G on March 13, 2013 and this statement on Schedule 13D amends such Schedule 13G.

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $1.00 per share (the “Shares”) of The Williams Companies, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Williams Center, Tulsa, Oklahoma 74172.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, NY 10019.

(b) Soroban Master Fund LP, a Cayman Islands exempted limited partnership (“SMF Fund”), Soroban Capital Partners LLC, a Delaware limited liability company (“SCP LLC”), and Eric W. Mandelblatt, a U.S. citizen (collectively, the “Soroban Persons”). This statement relates to Shares held for the account of SMF Fund, a private investment fund for which SCP LLC acts as investment manager and the general partner of which is controlled by Mr. Mandelblatt. SCP LLC is controlled by Mr. Mandelblatt through his role as Managing Partner of SCP LLC. The principal business address of SMF Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands and the principal business address of SCP LLC and Mr. Mandelblatt is 444 Madison Avenue, 21st Floor, New York, NY 10022. A joint filing agreement of the Corvex Persons and the Soroban Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Corvex Person has been provided by each such Corvex Person and the Soroban Persons assume no responsibility for such information. Information contained herein concerning each Soroban Person has been provided by each such Soroban Person and the Corvex Persons assume no responsibility for such information.

CUSIP No. 969457100	Page 8 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares as follows:

(a) Corvex used working capital of the Corvex Funds to purchase the 13,603,266 Shares reported herein and to acquire the physically-settled call options referenced in Item 6, each as beneficially owned by the Corvex Persons. The total purchase price for such 13,603,266 Shares was approximately $472,021,644 and the purchase price to acquire such physically-settled call options was $42,685,429.

(b) SMF Fund used its working capital to purchase the 17,435,401 Shares reported herein, which are beneficially owned by the Soroban Persons. The total purchase price for such 17,435,401 Shares was approximately $582,126,354.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

After the close of business on December 4, 2013 Mr. Meister and Mr. Mandelblatt entered into an agreement to coordinate their activities with regard to the Issuer. The Reporting Persons believe they are, collectively, the largest shareholder with an aggregate economic interest in 60,305,766 Shares and Share equivalents of the Issuer representing 8.82% of the outstanding Shares (36,092,167 Shares are beneficially owned by the Reporting Persons in the aggregate and the Reporting Persons have an additional economic interest in 24,213,599 share equivalents). Corvex and SCP LLC also negotiated and entered into the Agreement described in Item 6 and attached as Exhibit 3, which, among other things, provides for the mutual agreement of the parties in connection with seeking to advise, change or influence management of the Issuer.

The Reporting Persons acquired the Shares in the belief that the Shares are substantially undervalued and are an attractive investment. The Reporting Persons have had productive meetings and conversations with management and the Board of Directors (the “Board”) of the Issuer to discuss the Issuer’s operations, finances, strategy, and governance and (i) will seek to continue to have conversations with one or more of the Issuer’s management and members of the Board, and (ii) will seek to have conversations with other stockholders of the Issuer. The Reporting Persons believe that the Issuer has a strong competitive position in an attractive industry with tremendous growth opportunities but recent operational and financial missteps have prevented the Issuer’s Shares from reflecting full value. The Reporting Persons intend to discuss the following with one or more of the persons referenced above (among other topics): enhancing the structure and value of the Issuer’s investments and assets; evaluating and financing of capital projects; optimizing the Issuer’s capital structure and dividend policy; improving the Issuer’s operational and financial execution; and the potential for participating in strategic combinations given the rapid pace of consolidation in the midstream energy industry. In addition, the Reporting Persons have had discussions with Management and Board of the Issuer to propose that the Issuer immediately add Mr. Meister and Mr. Mandelblatt to the Board. The Reporting Persons believe their industry knowledge and expertise will assist the Issuer in capturing the full scale of the significant value creation opportunity that lies ahead and their appointment would materially enhance shareholder ownership on the Board. The Reporting Persons may also engage external advisors to help them with their coordinated activities.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including seeking to be appointed or elected to the Board.

CUSIP No. 969457100	Page 9 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 13,603,266 Shares and 5,053,500 Shares underlying the call options referenced in Item 6, which collectively represent approximately 2.73% of the Issuer’s outstanding Shares (assuming exercise of the options referenced above). While the Shares underlying such options have been included as beneficially owned by the Corvex Persons for this Schedule 13D, such options may not be exercised prior to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Corvex may be deemed to have sole power to vote and sole power to dispose of 18,656,766 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The Soroban Persons may be deemed to be the beneficial owner of 17,435,401 Shares, which represent approximately 2.55% of the Issuer’s outstanding Shares. Each of the Soroban Persons may be deemed to have shared power to vote and dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the Soroban Persons is 31,038,667 Shares and 5,053,500 Shares underlying the physically-settled call options referenced in Item 6, which collectively represent approximately 5.28% of the Issuer’s outstanding Shares. The aggregate beneficial and economic ownership interest held by the Reporting Persons (including the instruments referred to in Item 6) represents 60,305,766 Shares and Share equivalents, or approximately 8.82% of the outstanding Shares.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 683,428,418 Shares outstanding as of October 28, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on October 31, 2013.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

CUSIP No. 969457100	Page 10 of 12 Pages

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of (or investors in) each of the private investment funds for which SCP LLC or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Corvex and SCP LLC have entered into an Agreement (the “Agreement”), dated as of December 4, 2013, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. Pursuant to the Agreement, each of Corvex and SCP LLC agreed to provide prior notice to the other party before purchasing, selling, pledging, acquiring or disposing of Company Securities (as defined in the Agreement). In addition, the Agreement provides that the following matters require the mutual agreement of Corvex and SCP LLC: (i) the selection and nomination of persons to serve as directors of the Issuer, (ii) the making, revising or withdrawing of any proposals to the Issuer regarding certain matters set forth in the Agreement, (iii) seeking to control, advise, change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer, (iv) the conduct of any proxy contest, consent solicitation or similar action involving the Issuer, (v) the manner, form, content and timing of any communications with the Issuer, (vi) the manner, form, content and timing of any public disclosures, public statements or other communications relating to the Issuer, the Company Securities, the Agreement or the activities contemplated by the Agreement, (vii) the admission of any additional members to any group (within the meaning of Section 13 of the Securities Exchange Act of 1934) with respect to the Company Securities, as amended, and (viii) entering into any agreement, arrangement or understanding with any person in connection with the holding, voting or disposition of Company Securities (other than a Covered Entity (as defined in the Agreement)). The Agreement terminates on December 4, 2015 unless Corvex and SCP LLC mutually agree to terminate this Agreement. References to, and descriptions of, the Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Agreement. SCP LLC or an affiliate thereof is entitled to receive an amount equal to 50% of the performance compensation otherwise payable to Corvex by one of the Corvex Funds in connection with any investment such fund makes in Shares or Share equivalents.

Corvex purchased in the over the counter market American-style physically-settled call options referencing an aggregate of 3,053,500 Shares at an exercise price of $22.00 per Share, all of which expire on October 31, 2014.

Corvex purchased in the open market American-style listed physically-settled call options referencing 2,000,000 Shares at an exercise price of $45.00 per Share, all of which expire on January 18, 2014.

CUSIP No. 969457100	Page 11 of 12 Pages

Corvex sold in the over the counter market European-style physically-settled put options referencing an aggregate of 3,053,500 Shares at an exercise price of $22.00 per Share, which expire on October 31, 2014 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

SMF Fund purchased in the over the counter market European-style cash-settled call options referencing an aggregate of 13,038,000 Shares that do not give SMF Fund direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not permit SMF Fund to exercise such cash-settled call options and receive Shares of the Issuer.

Certain of the Reporting Persons have entered into swaps with respect to the Shares. Under the terms of the swaps, (i) the relevant Reporting Persons will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Reporting Persons any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional Shares during the term of the swaps will be paid to the relevant Reporting Persons. All balances will be settled in cash. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The notional number of Shares specified in such swaps is 7,611,000 with respect to Corvex and 3,564,599 with respect to SMF Fund.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement by and among Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, and Eric W. Mandelblatt to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 – Transactions in the Shares effected in the past 60 days.

Exhibit 3 –Agreement, dated as of December 4, 2013, by and between Corvex Management LP and Soroban Capital Partners LLC.

CUSIP No. 969457100	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: December 16, 2013	KEITH MEISTER

	By:	/s/ Keith Meister

Date: December 16, 2013	SOROBAN MASTER FUND LP

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Authorized Signatory of its Investment Manager

Date: December 16, 2013	SOROBAN CAPITAL PARTNERS LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: December 16, 2013	ERIC W. MANDELBLATT

	By:	/s/ Eric W. Mandelblatt